Novartis AG PO Box CH-4002 Basel

January 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC  20549

Re:                   Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2019

Filed January 29, 2020

File No. 001-15024

Ladies and Gentlemen:

This is in reply to your letter addressed to Harry Kirsch, our Chief Financial Officer, dated December 22, 2020. For ease of reference, we set forth your comment below, followed by our response.

Form 20-F for the Year Ended December 31, 2019

Exhibits

SEC Staff Request:

1.                                      Please amend your filing to include complete Section 906 certifications, referencing compliance with the requirements of both Section 13a and Section 15d of the Securities Exchange Act of 1934.

Novartis response:

We respectfully acknowledge the SEC Staff’s comment and, as discussed between the SEC Staff and our counsel, Morrison & Foerster LLP, on January 11, 2021, we commit to referencing both Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934 in 906 certifications in future Form 20-F filings, commencing with our Form 20-F for the year ended December 31, 2020, expected to be filed later this month.

We trust that this letter responds to the issue raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ Shannon Thyme Klinger	/s/ Harry Kirsch
Shannon Thyme Klinger	Harry Kirsch
Chief Legal Officer of Novartis	Chief Financial Officer of Novartis